

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2011

Mr. Andrew Becnel
Chief Financial Officer
Weatherford International Ltd.
4-6 Rue Jean-François Bartholoni
1204 Geneva
Switzerland

> **Re:** **Weatherford International Ltd.**
> **Form 8-K**
> **Filed March 1, 2011**
> **Supplemental Response dated March 11, 2011**
> **File No. 001-34258**

Dear Mr. Becnel:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Ethan Horowitz
Branch Chief